4400 Post Oak Parkway Suite 1000 Houston, Texas 77027 Tel 713.403.8000 Fax 713-403-8074

January 11, 2013

EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall

Re:	Willbros Group, Inc.

File No. 1-34259

Form 10-K for the year ended December 31, 2011

Filed April 9, 2012

Dear Mr. Schwall:

This letter sets forth the responses of Willbros Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 13, 2012 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2011.

For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	We note that you did not timely file your annual report on Form 10-K for the fiscal year ended December 31, 2011. As a result, you are not eligible to use Form S-3 at this time. Please tell us your plans with respect to your registration statements on Form S-3 with file numbers 333-174406 and 333-173446.

Response: The Company acknowledges that it did not timely file its annual report on Form 10-K for the fiscal year ended December 31, 2011 and is not currently eligible to use Form S-3. The Form S-3 registration statements with file numbers 333-174406 and 333-173446 (the “S-3 Registration Statements”) have not been previously used by the Company or the selling stockholder and will not be used while the Company is ineligible to use Form S-3. After the date on which the Company regains its eligibility to utilize Form S-3 as a result of timely filing all reports required to be filed during the preceding 12 calendar months, the Company expects to file a post-effective amendment to each of the S-3 Registration Statements and the registration statement will not be utilized until the Commission declares the post-effective amendment effective. If the Company or the selling stockholder decides it wishes to use the relevant S-3 Registration Statement prior to the date on which the Company regains its eligibility under Form S-3, the Company will first file a post-effective amendment on Form S-1 (a “S-1 Post-Effective Amendment”), and the registration statement will not be utilized until the Commission declares the S-1 Post-Effective Amendment effective.

Business and Properties

Business Segments, page 4

2.	We note that as of January 2012 you began reporting operating results by the following three segments: Oil & Gas, Utility T&D and Canada. For the year ended December 31, 2011, your segment results separately reported upstream and downstream oil and gas activities. Given your change in reporting structure, please tell us if these separate activities are no longer considered operating segments (as defined in ASC 280-10-50). If they are operating segments, explain how these activities meet the aggregation criteria of ASC 280-10-50-11. As part of your response, please also provide us a copy of the most recent monthly and quarterly operating results provided to your chief operating decision maker.

Response: In January 2012, we changed the way we manage our overall business and realigned our operations to better serve the needs of our customers. As part of our realignment, we identified three distinct operating segments (Oil & Gas, Utility T&D, and Canada) comprised of multiple business units through which all of our business activities are conducted, and for which discrete financial information is available. We also created the position of segment president for each of the three operating segments to whom each business unit comprising each of the respective operating segments reports to and is accountable to. Each segment president is responsible for his segment’s results and is directly accountable to and maintains regular contact with our Chief Executive Officer (CEO), who we have identified as being our Chief Operating Decision Maker, in order to review and discuss operating activities, financial results, forecasts, and plans for his segment as part of our CEO’s process for evaluating how to allocate the resources of the Company. The monthly financial reporting package provided supplementally serves as the basis for those reviews and discussions. We have also provided organizational charts supplementally from before and after our realignment reflecting the change in how our CEO manages and evaluates our business.

Our Upstream Oil & Gas and Downstream Oil & Gas activities are no longer considered to be operating segments. As part of our realignment, managerial responsibility for the various business units that comprised these former operating segments was assigned to our Oil & Gas, Utility T&D, and Canada segment leaders, and the segment leadership positions with managerial responsibility for our former Upstream Oil & Gas and Downstream Oil & Gas segments were eliminated. Additionally, we stopped compiling financial information for these former segments, and therefore such segment information is no longer reviewed by our CEO. Therefore, the aggregation criteria of ASC 280-10-50-11 are not applicable.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (713) 403-8008.

Very truly yours,

/s/ Van A. Welch
Van A. Welch
Chief Financial Officer

cc:	Kurt Sands, PricewaterhouseCoopers LLP

Robert J. Melgaard, Conner & Winters, LLP